Amendment No. 1
REX Stores Corporation
Common Stock, $.01 par value
CUSIP Number 761624105
Filing Fee:  None

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CUSIP No. 761624105
Item 1:   Reporting Person - CMNY Capital, L.P.
Item 4:   Delaware
Item 5:   325,659
Item 6:   None
Item 7:   325,659
Item 8:   None
Item 9:   325,659
Item 11:  3.6%
Item 12:  OO

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Item 1(a) Name of Issuer:  REX Stores Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          2875 Needmore Road
          Dayton, OH  45414

Item 2(a) Name of Person Filing:  CMNY Capital, L.P.

Item 2(b) Address of Principal Business Office:

          135 East 57th Street
          New York, NY  10022

Item 2(c) Citizenship or Place of Organization:

          Delaware

Item 2(d) Title of Class of Securities:

          Common Stock - $.01 par value

Item 2(e) CUSIP No.:  761624105

Item 3    Rules 13d-1(b) & 13d-2(b) Statement:

          Not Applicable

Item 4    Ownership

     The following information concerning ownership of Common
Stock is given as of December 31, 1994:

     (a)  Amount Beneficially Owned

          325,659 shares of Common Stock

     (b)  Percent of Class

          3.6%

     (c)  Number of Shares to which Reporting Person has:

         (i)  Sole power to vote or to direct the vote:

              325,659 shares of Common Stock

        (ii)  Shared power to vote or to direct the vote:

              None

       (iii) Sole power to dispose or to direct the disposition of:

              325,659 shares of Common Stock
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        (iv)  Shared power to dispose or to direct the
              disposition of:

              None

Item 5    Ownership of Five Percent or Less of a Class:

          CMNY Capital, L.P. is no longer the beneficial owner of more than 5% of the Common Stock

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Not Applicable

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company:

          Not Applicable

Item 8    Identification and Classification of Members of the
          Group:

          Not Applicable

Item 9    Notice of Dissolution of Group:

          Not Applicable

Item 10   Certification:

          Not Applicable

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1995


CMNY Capital, L.P.

Robert Davidoff

By:  Robert Davidoff
General Partner